centrica

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Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED

2005 OCT -7 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 September, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

[redacted]

05011788

SUPPL

Dear Sir / Madam

Centrica plc
Centrica Gaz de France complete acquisition of Belgian energy company

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Enc.

dlw 10/18

29 September 2005

Centrica and Gaz de France complete acquisition of Belgian energy company

Centrica plc (Centrica) today announced that through Segebel SA, a holding company owned 50/50 in a joint venture with Gaz de France SA (Gaz de France), it has completed the acquisition of a controlling 51 per cent stake in SPE SA (SPE), a Belgian energy company, in a deal which values SPE at €760 million (£515 million).

At the same time, Centrica's existing 50/50 joint venture energy supply business in Belgium, Luminus NV (Luminus), and ALG Nègoce, Gaz de France's 50/50 retail joint venture in Belgium, have been acquired by SPE for shares, valuing the entities at €207 million (£140 million) and €2 million (£1.4 million) respectively. The 49% balance of the enlarged SPE is held by existing Belgian shareholders of SPE, Publilum (Centrica's existing partner in Luminus) and ALG.

After taking into account the sale of its share of Luminus to SPE, the cash cost to Centrica of this transaction is €144 million (£98 million).

Centrica originally announced this transaction on 24th June 2005. Completion of the transaction was conditional, amongst other things, on clearance by the European Commission which has since been granted.

Notes to Editors:

Enquiries:
Centrica Media Relations 01753 494085
Centrica Investor Relations 01753 494900